Jeffrey A. Chapman  jchapman@velaw.com

Tel 214.220.7797  Fax 214.999.7797

September 28, 2006

Jeffrey Riedler, Esq., Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Republic Companies Group, Inc. — Preliminary Proxy Statement on Schedule 14A filed September 14, 2006 (the “Preliminary Proxy”), File No. 0-51455

Dear Mr. Riedler:

On behalf of our client Republic Companies Group, Inc. (“Republic”), we are responding to your letter dated September 20, 2006. The comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission are set forth below along with Republic’s response to the staff’s comments.

Comment 1: In particular, we note that certain executive officers of the company have entered into employment agreements with the surviving corporation pursuant to the merger. In your description of the employment agreements, you have described a provision that will allow the officer to receive additional stock option grants if the officer reinvests over 50% of the officer’s post-merger, after-tax proceeds in the stock of the surviving corporation. Please provide us with an analysis which explain[s] whether your officers’ incentive to invest in the surviving company would result in these officers being engaged in the transaction.

Response: We respectfully advise the staff that we do not believe that the proposed merger and related employment agreements constitute a “Rule 13e-3 transaction” under Rule 13e-3. In particular, the provision of each employment agreement allowing the officer to receive additional stock options if he exercises his option to reinvest over 50% of his after-tax proceeds (a “rollover option”) does not modify our view that the officers are not individually or collectively engaged in a Rule 13e-3 transaction. As noted below, Delek Group Ltd. (“Delek”) initiated the proposed merger, suggested the inclusion of the rollover options and intends to complete the proposed merger regardless of whether the officers exercise the rollover options.

The staff has noted that a “Rule 13e-3 transaction” “is undertaken either solely by the issuer or by the issuer and one or more of its affiliates standing on both sides of the transaction…” See Exchange Act Release No. 34-17719 (Apr. 13, 1981) (the “Interpretive Release”). To determine whether management is “on both sides” of a transaction, the staff has deemed important whether management ultimately would (a) hold a material amount of the surviving company’s outstanding equity securities, (b) occupy seats on the board of the surviving company in addition to senior management positions and (c) otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”). See also Section II.D.3 of the staff’s Current Issues and Rulemaking Projects Outline (November 14, 2000).

Based on the foregoing criteria and regardless of whether any officers exercise their rollover options, we believe that none of the officers are affiliates of Delek, Arrow Capital US Inc. (“Arrow”) or Arrow Subsidiary Corporation (together with Delek and Arrow, the “Acquirer”) or stand on “both sides” of the proposed merger.

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September 28, 2006 Page 2

Equity Ownership of the Officers. We do not believe the equity ownership of the officers in the surviving company (whether or not they exercise their rollover options) provides the officers with “control” of the surviving company. As of August 4, 2006, the day the merger agreement was signed, the officers beneficially owned an aggregate of approximately 2.29% of Republic’s outstanding common stock. Following the consummation of the proposed merger, assuming that none of the officers exercise the rollover options (except for the options Mr. Rush will roll over as noted in the Preliminary Proxy), the officers will own stock options and restricted stock representing in the aggregate approximately 3.59% of the voting equity securities of the surviving company on a fully-diluted basis. Assuming each officer exercises his rollover option in full (which, as noted below, is by no means certain to occur), the officers, as a group, will own stock options and restricted stock representing in the aggregate approximately 4.61% of the voting equity securities of the surviving company on a fully-diluted basis. We anticipate that Arrow will initially own all of the outstanding equity interests of the surviving company (representing, on a fully-diluted basis assuming exercise of the rollover options, 95.39% of the outstanding equity interests of the surviving company). Therefore, even if the officers maximize their potential equity participation in the surviving company through exercise in full of the rollover options, their aggregate ownership level in the surviving company will be far less than 10%, the level at which affiliate status is generally presumed, and in no event will approach a level suggesting they will “control” the surviving company.

Negotiation of the Proposed Merger and the Employment Agreements. As described in the Interpretive Release, Rule 13e-3 was adopted as a means to protect unaffiliated security holders, particularly small investors, in the context of a going private transaction and to protect against any adverse effects such transactions may have upon the confidence of investors generally. The need for such protection arose out of the fact that the nature of and methods historically utilized in effecting going private transactions presented an opportunity for coercion of unaffiliated security holders by an issuer or its affiliates. This was due, in part, to the lack of arm’s-length bargaining and the inability of unaffiliated security holders to influence corporate decisions to enter into such transactions.

As described in “The Merger—Background of the Merger,” Delek initially approached one of Republic’s principal stockholders, and not an officer, about a proposed transaction. In no respect did any of the officers seek a buyer or financing or otherwise originate or initiate the merger. Moreover, Republic’s outside directors conducted and/or coordinated the negotiation of all of the material terms and conditions of the merger agreement.

Additionally, Delek and three of the officers negotiated their employment agreements very late in the process and did not finalize these employment agreements until the morning of August 4, 2006, the day the merger agreement was signed. The other two officers did not finalize their employment agreements until September 14, 2006. In fact, none of the employment agreements were finalized until after all of the terms of the merger agreement were finalized.

Terms of the Employment Agreements. In Footnote 6 to Exchange Act Release No. 34-16075 (Aug. 2, 1979), the staff stated that the SEC “would not view a person as an affiliate of the purchaser solely because such person enters into or agrees to enter into a reasonable and customary employment agreement or is elected or there is an agreement to elect such person as an executive officer or director of the purchaser.” We believe that the terms and conditions of the employment agreements, inclusive of the rollover options and taken as a whole, are not significantly more favorable than the employment agreements and arrangements that are currently in place with the officers and, in any event, are reasonable and customary for a transaction of this size and nature. We also note that the rollover options were inserted into the employment agreements at the suggestion of Delek, that the officer’s decision to exercise the rollover option is voluntary, and that none of the officers (except, as noted in the Preliminary Proxy, Mr. Rush) have indicated that they will exercise their rollover options.

September 28, 2006 Page 3

Mr. Rush, who is currently a member of the board of directors of Republic and its subsidiary Republic Underwriters Insurance Company, is entitled under his new employment agreement to serve as a member of the boards of directors of the surviving company and Republic Underwriters Insurance Company until such time as the surviving company completes an initial public offering. However, Mr. Rush is currently a member of the board of both such companies. Accordingly, the officers will not gain any board seats as a result of the merger. Further, representatives of Delek have informed us that the surviving company’s board of directors will consist of five to seven members, a majority of whom are expected to be representatives of Delek. Accordingly, Mr. Rush will not be in a position to “control” the surviving company after the consummation of the merger as a result of his positions as a director of Republic or Republic Underwriters Insurance Company.

Each officer will be subject to the ultimate direction of the board of directors of the surviving corporation, which (as noted above) will be controlled by representatives of Delek, and will have a strictly defined and limited area of responsibility. Furthermore, no agreements or other arrangements exist through which the officers have acted, or will act, as a “group” with respect to the management of the surviving company. Accordingly, no such officer has or will have the ability, through his position individually or as a member of a group, to direct or cause the direction of the management and policies of the surviving company. It is our view that when management continues with similar employment arrangements or similar board representation, such as is the case here, they should not be considered affiliates of the acquirer without additional indicia of control.

In summary, we note that, regardless of the creation or exercise of the rollover options:

•	the officers did not initiate discussions with Delek regarding the proposed merger;

•	Republic’s outside directors conducted and/or coordinated the negotiation of all of the terms and conditions of the merger agreement;

•	the aggregate equity ownership of the officers in the surviving company will not increase materially from their current ownership and, in any event, will be significantly lower than 10%;

•	the employment agreements are not significantly more favorable than the officers’ current employment agreements and, in any event, are reasonable and customary;

•	the officers will not receive additional board seats as a result of the merger; and

•	other than as described in this letter and in the Preliminary Proxy, the officers have no other contractual, business or social relationships with the Acquirer that give them influence over the Acquirer or otherwise suggest that they are engaged in a Rule 13e-3 transaction.

Given these facts, we believe there is no evidence that the officers invested themselves in the transaction to such a degree that their loyalties lie with the Acquirer and not with Republic’s stockholders or that the officers have influence over the Acquirer. Also, we believe that none of the objectives of Rule 13e-3 would be furthered if the Rule were deemed applicable to the proposed merger. We note in particular that the creation or exercise of the rollover options does not alter our view.

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September 28, 2006 Page 4

If we may be of further assistance, please do not hesitate to call me at 214.220.7797.

Very truly yours,

/s/ Jeffrey A. Chapman
Jeffrey A. Chapman

cc:	Zafar Hasan, Esq., Securities and Exchange Commission
Martin B. Cummings, Republic Companies Group, Inc.
Michael E. Ditto, Esq., Republic Companies Group, Inc.